

July 18, 2012

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3 rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

>   **Re: China Green Agriculture, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed September 12, 2011**
>   **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your response dated July 11, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Segment Profitability Measures, page 53

1. Refer to your response to our prior comment 5. In your Form 10-K for the fiscal year ended June 30, 2012, please expand your comparative discussion of operations to include all of the disclosures with respect to Jintai that have been provided to the staff on pages 3 and 4 of your letter dated July 11, 2012. Please note, for future filings, that the disclosure requirements of Item 303 (a) (3) (i) and (ii) of Regulation S-K require the description of significant economic changes and known trends, events or uncertainties that may reasonably be expected to have a

material impact upon revenues or income from continuing operations. This would include a complete and timely discussion of segment information where it is appropriate to an understanding of the business.

Note 7 – Land Use Right, page F-14

2. Refer to our previous comments 10 and 11. Please revise your disclosure in future filings to include a narrative similar to that included in your response to these comments. Specifically, you should discuss the progress of receiving the land use right, the probability you might not receive it, the reasons why it may not be granted, and the financial exposure in RMB and USD as included comment 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief